Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

February 29, 2024

Filed via EDGAR
Ms. Elena Stojic
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Ivy Funds (File No. 333-276568)

Dear Ms. Stojic and Mr. Manion:
On behalf of Ivy Funds (the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Information Statement/Prospectus filing on Form N-14 (the “Information Statement/Prospectus”).  The Information Statement/Prospectus was filed as part of the reorganizations of Delaware Ivy Total Return Bond Fund and Delaware Ivy High Yield Fund, each a series of the Registrant, into Delaware Ivy Global Bond Fund and Delaware Ivy High Income Fund, each a series of the Registrant, respectively.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: Please confirm the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.

Response: The Registrant confirms that the fee and expense tables included in the Information Statement/Prospectus reflect the most recent fee and expense information for the Funds.

2.
Comment: Please confirm that no portfolio repositioning is anticipated as part of the reorganization outside of each Fund’s normal investment activities. If repositioning is anticipated, please disclose in the Information Statement/Prospectus the estimated level of repositioning and the anticipated tax impact of such repositioning on Fund shareholders (e.g., anticipated realized gains/losses, potential distributions, and whether the Fund can utilize any capital loss carryforwards to offset gains).

Response: The Registrant confirms that no portfolio repositioning is anticipated as part of the Reorganization outside of each Fund’s normal investment activities.

3.	Comment: Please update the Information Statement/Prospectus as needed to reflect the Acquired Fund prospectuses dated January 29, 2024.

Response: The requested changes will be made.

4.
Comment: For each Reorganization, the pro forma other expenses are increasing relative to the current Acquiring Fund other expenses. Please explain supplementally in correspondence why the estimated other expenses are increasing, given the increased scale of the combined Acquiring Fund following the reorganization.

Response: The Registrant notes that the pro forma numbers represent what the Registrant expects to be accruing at the time of each Reorganization based on an annual accrual, and therefore, because the pro forma numbers are as of the anticipated close of each Reorganization, the other expenses differ from those of the Acquiring Fund prior to the Reorganization.

5.	Comment: Please update the capitalization tables to reflect information as of a more recent date.

Response: The capitalization tables will be updated as requested.

6.	Comment: Please add the estimated costs of the reorganization to the relevant footnote to the capitalization tables.

Response: The requested changes will be made.

7.	Comment: Please include in the capitalization tables information for the Acquiring Fund share classes that are not involved in the Reorganizations.

Response: The requested changes will be made.

8.
Comment: In the section “More Information About the Funds — Additional Information,” please ensure that the most recent registration statement and/or shareholder report for each Fund is included (with corresponding hyperlink), as applicable.

Response: The requested changes will be made.

9.
Comment: In the Statement of Additional Information, please review and confirm that the filing dates and accession numbers provided for the documents incorporated by reference are correct and update the corresponding hyperlinks, as applicable.

Response: The Registrant will review and make any necessary changes.

Legal Comments

10.
Comment: With respect to the Reorganization of Delaware Ivy Total Return Bond into Delaware Ivy Global Bond Fund, in the comparison of the Funds’ Principal Investment Strategies, please add disclosure comparing the Funds’ 80% policies more directly.

Response: The requested changes will be made.

11.	Comment: With respect to the Reorganization of Delaware Ivy Total Return Bond into Delaware Ivy Global Bond Fund, in the comparison of the Funds’ Principal Investment Risks,

the disclosure states that the Acquired Fund is subject to geographic focus risk. Please explain this risk with respect to the Acquired Fund’s strategy in more detail in the narrative section above, and please also compare this to the Acquiring Fund’s strategy.

Response: The Registrant notes that the Funds do not focus on investing in any particular geographic region as a part of their principal investment strategies, but a Fund may, from time to time, have exposure to a particular geographic region as disclosed in the Funds’ principal investment risks. Accordingly, the Registrant does not believe a change to the disclosure is necessary.

12.
Comment: On page 11, it states, “For both Funds, an investment policy or restriction that states a maximum percentage of the Fund’s assets that may be so invested or prescribes quality standards typically is applied immediately after, and based on, the Fund’s acquisition of an asset.” Please explain how this language impacts the Funds’ investment restrictions regarding illiquid investments.

Response: The Registrant confirms that each Fund applies its non-fundamental investment restriction regarding illiquid investments on an ongoing basis consistent with Rule 22e-4, and not only at the time of acquisition.

13.	Comment: The first paragraph on page 18 discusses the anticipated impact on the Funds’ total expense ratios with waivers. Please disclose the terms of the waivers and how they may be terminated.

Response: The requested changes will be made.

14.
Comment: Please consider including the Fund names in the footnotes to the fee tables in the section “What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”.

Response: The requested changes will be made.

15.
Comment: The third bullet in the section “Reasons for the Reorganizations” discusses that Acquiring Fund expenses are expected to be the same or lower than Acquired Fund expenses following the Reorganizations, after taking into account applicable expense limitation arrangements. Please add disclosure in bold text that this will apply for the period of pro forma waivers.

Response: In response to this comment, the Registrant has reviewed the disclosure throughout the Information Statement/Prospectus with respect to comparative fund fees and expenses and has made revisions where appropriate to clarify and emphasize for investors the fact that applicable waivers may not continue beyond their stated term, including in bold font text. In this regard, see also the disclosure added in response to Comment 13 above regarding the term and termination provisions of the contractual waiver agreements. The Registrant respectfully declines to revise the disclosure summarizing the Board’s deliberations in the section “Reasons for the Reorganizations,” which is intended to serve as a recitation of the Board’s considerations in approving the Reorganizations. The Registrant believes that the other changes made in response to this comment and Comment 13 above provide adequate notice to investors that their expense ratios may change after the contractual waiver periods end.

16.
Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered that the Acquiring Fund’s expense limitation agreements will remain in place for a minimum of twelve months following the Reorganization. Consider adding the expected date of the closing of the Reorganization.

Response: The Registrant notes that the current formulation is intended to provide flexibility if the closing of the Reorganization is delayed, and further notes that the description of the expense limitation agreements in the footnotes to the fee table uses a similar formulation without identifying any particular date. Accordingly, the Registrant respectfully declines to make the requested change.

17.	Comment: Please disclose supplementally the ownership of the relevant Trust’s officers and trustees of the outstanding shares of each Fund.

Response: The Registrant notes that as of January 31, 2024, the Trust’s officers and trustees, as a group, owned less than 1% of the outstanding shares of each class of each Fund.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody